June 28, 2005



Room 4561

Michael C. Caulfield
General Counsel
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495

Re:	Computer Horizons Corp.
	Registration Statement on Form S-4
	Filed May 31, 2005
	File No. 333-125370

Dear Mr. Caulfield:

	This is to advise you that we have limited our review of the above-referenced registration statement to the disclosure on your outside page. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Outside Page
1. Please revise the first page of the document to disclose:
* An estimate of the maximum aggregate number of shares to be issued in the merger;
* Analysts shareholders will hold approximately 48% of CHC common stock immediately after the merger; and
* The per share consideration that will be provided to holders of Analysts common stock.

* * * * *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin at (202) 551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
Assistant Director


cc:	Via Facsimile
      Robert M. Crane, Esq.
      Sills Cummis Epstein & Gross P.C.
      One Riverfront Plaza
      Newark, New Jersey 07102
	Phone: (973) 643-7000
	Fax:     (973) 643-4755

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Michael C. Caulfield
Computer Horizons Corp.
June 28, 2005
Page 1


Mr. Krish Panu
@Road, Inc.
June 1, 2005
Page 2